Lawrence A. Zimmerman

Senior Vice President & Chief Financial Officer

May 18, 2006

Via E-Mail & EDGAR

Craig Wilson, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xerox Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 001-04471

Dear Mr. Wilson:

Reference is made to your letter dated April 26, 2006 addressed to me on behalf of Xerox Corporation (Registrant). Registrant’s responses to the points raised in your letter are set forth in the attached and are keyed to the same numbering and headings as in your letter. The Staff will note that Registrant has in certain instances already revised disclosures included in our Form 10-Q for the quarter ended March 31, 2006 as a result of comments included in your letter. In addition, as referenced herein, we will also make updates to certain of our disclosures in future filings based on the comments in this letter.

If you have any questions or comments with respect to our responses to your comments addressed in this letter, please do not hesitate to call me at 203-968-3439 or Gary Kabureck, Vice President and Chief Accounting Officer at 203-968-3684.

Yours very truly,

/s/ Lawrence A. Zimmerman

Lawrence A. Zimmerman

Senior Vice President and Chief Financial Officer

Xerox Corporation 800 Long Ridge Road

Stamford, Connecticut 06904 Telephone 203-968-3439

Facsimile 203-968-3200

C:	H. Beeth
M.	Farren
G.	Kabureck
D.	Marshall
A.	Mulcahy
S.	Lee

M.	Cohen (PWC)
T.	Morrison (PWC)

Form 10-K for Fiscal Year Ended December 31. 2005

Controls and Procedures

Disclosure Controls and Procedures, page 18:

1.	Please tell us whether the Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule l3a-15(e) under the Exchange Act. That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Response: Our Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures were effective based upon the full definition contained in Rule l3a-15(e) under the Exchange Act. However, we have modified the disclosure included on page 44 of our recently filed 2006 First Quarter Form 10-Q to further clarify this conclusion, as follows:

Item 4 Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

The Company’s management evaluated, with the participation of our principal executive officer and principal financial officer, or persons performing similar functions, the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms relating to Xerox Corporation, including our consolidated subsidiaries, and was accumulated and communicated to the Company’s management, including the principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Exhibit 13 - Registrant’s 2005 Annual Report to Shareholders

Management’s Discussion and Analysis of Results of Operations and Financial Condition, Page 3

2.	You indicate on page 9 of your Business section that the increasing use of a variable contract service force is consistent with your strategy to reduce service costs. We note, however, that during the first quarter of 2006, the transition to a variable contract service force contributed to the decline in gross margin. Tell us what consideration you gave to disclosing in MD&A any uncertainty in the amount and timing of these transition costs, as well as any other significant factors that contributed to the decline in gross margin, that you reasonably expected to have a material impact on earnings. Refer to Item 303(A) (3) (ii) of Regulation S-K and Section III.B of SEC Release 33-6835.

Response: Our increasing use of a variable contract service force is consistent with our strategy to reduce costs and improve productivity and was a key component of the Company’s restructuring actions in 2005 (particularly in the U.S.). The initiative involves the severance of employees and an as-needed replacement by third-party contractors. This creates a flexible service workforce to address the periodic increases or decreases in service activities without maintaining a fixed level of full-time personnel. This strategy was disclosed in Forms 8-K filed on March 8, 2005 and March 22, 2005, as well in our 2005 first quarter Form 10-Q when the initial charges associated with this program were recorded, as well as in our 2005 Annual Report on Form 10-K. The following disclosure is included on page 16 of the MD&A in our 2005 Annual Report:

“For the three years ended December 31, 2005, 2004 and 2003 we recorded restructuring charges of $366 million, $86 million and $176 million, respectively, primarily related to the headcount reductions of approximately 3,900, 1,900 and 2,000 employees, respectively, across all geographies and segments. The 2005 restructuring initiatives are focused on implementing a flexible workforce in our service operations [emphasis added], as well as creating cost efficiencies in our manufacturing and back-office support operations.”

The transition to the flexible workforce primarily occurred throughout 2005 and was proceeding essentially as planned through the early part of 2006. The amount and timing of transition costs for the flexible workforce were not expected to have a material effect on future results of operations and in fact were expected to be offset by savings in employee salaries. Accordingly, at the time we filed our 2005 Form 10-K on February 17, 2006, there was not any uncertainty in the amount or timing of these transition costs, or any other significant factors, that we reasonably expected to contribute to the decline in gross margin, or otherwise have an impact on earnings, in any material respect for the 2006 first quarter or any other future periods. In addition, at the time we filed our 2005 Form 10-K, the only 2006 financial information then available was for the month of January and an analysis of that information did not reveal any unfavorable impacts from the transition. Accordingly, since this initiative was proceeding as expected and based on the guidance contained in Item 303(A) (3) (ii) of Regulation S-K and Section III.B of SEC Release 33-6835, we did not consider disclosure in our year end MD&A regarding any uncertainty in the amount and timing of costs associated with the transition.

The increase in transition costs, primarily consisting of contractor fees, did not materialize until March 2006 and were unexpected based on the status of the transition up to that point. As this situation first became evident during the course of our 2006 first quarter close, it was appropriately disclosed in our 2006 first quarter earnings release.

In addition, other factors contributing to the decline in gross margin included higher start up costs associated with new managed services contracts. As with the flexible workforce transition costs, this second factor did not materialize until the last month of the quarter and was unexpected based on results through January 2006 as well as management’s internal plans and forecasts for the quarter. The higher start-up costs were largely the result of unanticipated increases in staffing requirements to handle the start-up of some major services contracts. Consequently, the unfavorable impacts were also disclosed within our 2006 first quarter earnings release.

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Revenue Recognition, page 36

3.	We note from page 3 of your Business section that you include software as a product offering of the Company. We further note that your web site promotes software and software upgrades within your service agreements. Tell us more about your software products and software related offerings, including the terms of the arrangements and the amount of revenue generated from these arrangements in all periods presented. Also tell us how you considered the guidance in EITF 03-05 and paragraph 2 of SOP 97-2 in determining the applicable authoritative literature for revenue recognition. For your equipment sales, leases and bundled arrangements, explain how you determined that any software is incidental and not essential to the functionality of non-software items.

Response:

Background: Software products and software related offerings

Our sales of software products and related offerings consist of those in the following areas: 1) embedded software within our equipment, 2) software accessories, 3) software included within our service offerings and 4) free-standing software sales.

Embedded Software: As referenced in our 2005 Annual Report, most of our sales occur using bundled lease arrangements, which typically include equipment, service, supplies and financing. Virtually all of our equipment includes some form of embedded software and proprietary applications that enables functionality of the equipment. The majority of the software content is developed internally. A substantial portion of our products are sold with full-service maintenance agreements which relate to the overall operation of the equipment, including the software components. Our arrangements with our customers include reference to software terms that cover “base software” which apply to copyrighted software and the accompanying documentation, including but not limited to, operating system software, provided with or within the Xerox- branded equipment acquired. The software terms include a maintenance provision whereby we may make available new releases of the software that incorporate coding error fixes.

Software Accessories: We sell software accessories that can be added to the equipment at our customer’s option either upon, or after, initial installation. These software products provide additional functionality when added to our equipment. We market the accessories directly to our customers a) when negotiating the sale, b) from our website or c) through periodic sales representative calls. The software terms for accessory software refer to accessories as “application software”, and include optional maintenance provisions which include coding error fixes and other software releases related to upgrades/ enhancements, as well as technical support. The software releases for upgrades/ enhancements are provided on a when and if available basis and there is no commitment at the time of sale for any specific upgrades or enhancements. The content includes internally developed, as well as some third-party software. This includes software that is referenced on our website as a) office and end user, b) production and printing and c) system management and administration software. Substantially all of this software can only be used with Xerox equipment.

Free-standing Software: We also sell direct software products to our customers, primarily consisting of our document and content management solutions. This software does not require use of any other Xerox products.

Services Offerings: Our services offerings, including those related to information management, office optimization reviews and document outsourcing also include some elements of software as part of the overall solution offered to our customers. Our services are offered in the context of a total solution to the customer, and the software component is generally not separately identified or part of the customer’s purchasing decision. However, we do have some services arrangements where software is more than incidental. Lastly, we also have services arrangements where the services are essential to the functionality of the software. The software in these arrangements includes, as needed, both internally developed and/or third-party applications.

Consideration of SOP 97-2 and EITF 03-05/ Determination of Incidental and Essential to Functionality Criteria

Embedded Software: We consider embedded software to be incidental to the equipment based on ongoing assessments of the guidance provided in SOP 97-2, as follows:

•	The software provided is used solely in connection with the operation of our equipment and is not sold or marketed separately.

•	The embedded software component is not a significant focus of the marketing effort for our equipment but rather software is marketed as part of the overall product functionality and specifications.

•	Our customers’ purchasing decisions appear to be primarily based on an evaluation of the overall functionality of our printers, copiers and multi-function devices (e.g., color vs. black and white, speed of prints, image resolution and other functionality).

•	As referenced above, consistent with the terms of the arrangement, as well as our business practice, the embedded software is not updated for subsequently developed versions aside from those incorporating error fixes to maintain compliance with product specifications (which are accounted for in accordance with the AICPA’s guidance included in TPA 5100.43). Although not significant, enhancements may be provided on an exception basis; however these instances alone do not impact our conclusion that the embedded software is incidental.

•	Software development and production costs are not considered to be significant (e.g. approximately 5%) to total development and production costs of our equipment.

Based on the above assessment, SOP 97-2 and EITF 03-5 are not applicable to the embedded software within our equipment. The amount of revenue generated from sales of embedded software is included in our overall equipment pricing and related revenue.

Software Accessories: The revenue associated with the software accessories sold separately is recognized in accordance with SOP 97-2. Although the software is considered more than incidental, it is not essential to the functionality of our equipment since our equipment can function and is sold without the related accessories. Accordingly, based on the guidance contained in EITF 03-5, we do not consider the equipment sold with these software accessory products to be software-related and therefore the revenue recognition of our equipment is excluded from the scope of SOP 97-2.

With respect to the application of SOP 97-2, we recognize software accessory revenue upon delivery when all of the paragraph 8 requirements of SOP 97-2 are met. We account for the software maintenance agreement and technical support as post-contract support (“PCS”) as defined by SOP 97-2, with the associated revenues accounted for on a straight-line basis over the term of the arrangement. Since the software maintenance is sold together with the related software we allocate revenue to the elements based on vendor-specific objective evidence (“VSOE”) of fair value. Prices for accessory software are developed by our formal internal pricing organization, who are independent of field sales operations. The pricing organization develops prices considering total costs of each element, prices of similar competitive products and other factors. The prices are consistently applied to software and related PCS. VSOE is further evidenced by the prices charged when the software and related maintenance are sold separately.

Similar to the embedded software, the revenue from the software accessories is included within the equipment sales. Our information systems do not separately track the accessory revenues beyond the initial equipment order. However, we estimate the annual accessory revenue to be no more than $100 million, or less than 2.5% of our total equipment sales each period.

Free-standing Software: We apply the provisions of SOP 97-2 for all free-standing software sales. Total sales of such software in 2005 were not material. Standalone software is normally sold with PCS. VSOE is generally determined through reference to available renewal rates.

Services Offerings: As disclosed in our 2005 Annual Report, revenues associated with outsourcing, professional and value-added services are generally recognized as such services are performed over the term of the arrangement. The majority of the revenues in these contracts are for professional labor services although some of our contracts also include software that is used in the solution; such software may include any or all of the aforementioned three types. To the extent that software is included in a services offering, it is generally considered incidental after considering the requirements of SOP 97-2. All revenues for our services-type contracts are currently recognized over time as the related services are delivered which is consistent with the terms of the customer arrangement and service deliverable, and to the extent that that software-related revenues are involved, consistent with the requirements of SOP 97-2.

4.	To the extent material, tell us what consideration you gave to disclosing your policy for software revenues and related software development costs pursuant to SFAS No. 86. If material, you should expand your revenue recognition policy to disclose the nature of your revenues, describing each of your software product and service offerings and the accounting revenue recognition principles and methods of applying them (see paragraph .12 of APB 22). Confirm that you meet the identified criteria in paragraph 8 of SOP 97-2 before you recognize revenue on your software arrangements. Identify the elements included in multiple element arrangements and address the extent to which you have established vendor specific objective evidence of fair value for each of the elements.

Based on the factors described in our response to Question 3 above, we did not believe that the nature of the software revenues and development costs represented a significant factor in enabling a reader of our financial statements to obtain a comprehensive understanding of our revenue recognition methods. Nonetheless, since the Staff has inquired about our accounting policies for software related matters, we will add the additional disclosure below beginning with our 2006 second quarter Form 10-Q. However, in order to put this incremental disclosure in context, we will also include our entire revenue recognition accounting policy from our 2005 Annual Report. The proposed additional disclosure, in substantially final form, is as follows:

“Software: Software included within our equipment and services is generally considered incidental and is therefore accounted for as part of the equipment sales or services revenues. Software accessories sold in connection with our equipment sales as well as free-standing software revenues are accounted for in accordance with AICPA Statement of Position (SOP) No. 97-2, “Software Revenue Recognition.” In most cases, these software products are sold as part of multiple element arrangements and include software maintenance agreements for the delivery of technical service as well as unspecified upgrades or enhancements on a when-and-if-available basis. In those software accessory and free-standing software arrangements that include more than one element, we allocate the revenue among the elements based on vendor-specific objective evidence (VSOE) of fair value. VSOE of fair value is based on the price charged when the deliverable is sold separately by the company on a regular basis and not as part of the multiple-element arrangement. Revenue allocated to software is normally recognized upon delivery while revenue allocated to the software maintenance element is recognized ratably over the term of the arrangement.”

We capitalize related software development costs when they qualify for capitalization in accordance with SFAS No. 86. However, net capitalized product software costs as of March 31, 2006 and December 31, 2005 were only $15 million and $17 million, respectively and based on materiality we did not believe additional disclosure of this policy was necessary.

5.	Describe the nature, terms and elements of software included in support and maintenance agreements and describe the related accounting guidance supporting your accounting for those agreements.

Reference should be made to our response included in 3. above.

Note 22 – Financial Statements of Subsidiary Guarantors, page 87

6.	We note that you have presented condensed consolidating financial statements in lieu of full financial statements of the guarantor subsidiary. You indicate that this guarantor subsidiary is wholly-owned. Pursuant to Rule 3-10 of Regulation S-X your disclosures should include the following, if true:

•	Each subsidiary issuer or subsidiary guarantor is 100% owned by the parent company as opposed to wholly-owned;

•	All guarantees are full and unconditional; and

•	Any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

Tell us what consideration you gave to disclosing the foregoing in your notes to consolidated financial statements according to of Rule 3-10(i) (8)(i) and (ii) and (9) of Regulation S-X.

Response: We have presented condensed consolidating financial statements in lieu of full financial statements of our guarantor subsidiary based on meeting the requirements for such statements as provided for in Rule 3-10 of Regulation S-X. We expanded our disclosures within our 2006 first quarter Form 10-Q to be inclusive of Rule 3-10(i)(8)(i) and (ii) and (9) of Regulation S-X. Rules 3-10(i) - (8)(i) and (ii) are true statements regarding our subsidiary guarantor and we do not have any significant restrictions on the ability of the parent company or the guarantor to obtain funds from our subsidiaries by dividend or loan as per Rule 3-10(i) - (9).

Also, as disclosed in our 2006 first quarter Form 10-Q, on April 7, 2006, we entered into a new $1.25 billion unsecured revolving credit facility (“2006 credit facility”). The 2006 credit facility replaced our 2003 credit facility (the “old facility”). The old facility had required that certain of our subsidiaries guarantee all amounts outstanding under that facility, which necessitated certain of these subsidiary guarantors to also guarantee our Senior Notes due 2009, 2010, 2011, 2013 and 2016. The terms of the Senior Notes subsidiary guarantee provided that such guarantee would be automatically released when the subsidiary’s guarantee of the old facility is released.

Therefore, on April 7, 2006 when the old facility was terminated, the Senior Notes subsidiary guarantee was automatically released in accordance with its terms. No subsidiary was required to guaranty, and no subsidiary is currently required to guaranty, the 2006 credit facility. Accordingly, we no longer had a Guarantor Subsidiary subsequent to April 7, 2006 and will no longer present such statements in future periodic reports.

We revised our disclosure in our 2006 first quarter Form 10-Q, as follows for the items noted above:

“Until April 7, 2006, the Senior Notes due 2009, 2010, 2011, 2013 and 2016 (the “Senior Notes”) were guaranteed by XIJM (the “Guarantor Subsidiary”), which is 100% ~~wholly~~ owned by Xerox Corporation (the “Parent Company”). The following supplemental financial information sets forth, on a condensed consolidating basis, the balance sheets, statements of income and statements of cash flows for the Parent Company, the Guarantor Subsidiary, the non-guarantor subsidiaries and total consolidated Xerox Corporation and subsidiaries as of March 31, 2006 and December 31, 2005 and for the three months ended March 31, 2006 and 2005. The guarantee of the Senior Notes by the Guarantor Subsidiary is full and unconditional and there are no restrictions on the ability of the Parent Company or the Guarantor Subsidiary to obtain funds from its subsidiaries by dividend or loan. [emphasis added] As of April 7, 2006, effective with the closing of our 2006 Credit Facility, and termination of the 2003 Credit Facility, XIJM ceased being a Guarantor Subsidiary with respect to each of the Senior Notes. Refer to Note 11-Debt and Note 16-Subsequent Events–for further discussion regarding our 2006 Credit Facility.”